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jkelsh@sidley.com (312) 853 7097	FOUNDED 1866

December 30, 2016

Via EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Landauer, Inc.
Preliminary Proxy Statement
Filed on December 23, 2016
File No. 001-09788

Dear Mr. Duchovny:

On behalf of Landauer, Inc. (the “Company”), this letter responds to your letter dated December 29, 2016, regarding comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing. The Staff’s comments are repeated below. References to page numbers are those in the above-referenced document as filed, as indicated below.

Background to the Solicitation, page 10

1. Refer to the first paragraph on page 12. Revise your disclosure to explain the basis for the independent directors’ conclusion that whether Mr. Leatherman was a CPA was immaterial. Clarify as to whom the directors believed this was immaterial. Also, provide us your legal analysis of whether the disclosure in past filings that Mr. Leatherman was a CPA when he in fact was not an active CPA and had not obtained the license, despite having approved the relevant exam, was a misstatement under the securities laws.

Mr. Daniel F. Duchovny

December 30, 2016

Response:

The Company has replaced the first paragraph on page 12 with the following in the revised preliminary proxy statement filed today:

Also on November 18, 2016, the Company’s independent directors met telephonically in executive session outside the presence of Mr. Leatherman and Mr. Kaminski to discuss both Mr. Strong’s continued demand to be added to the Board and Mr. Strong’s demand that Mr. Leatherman be immediately removed as an officer and director. The independent directors determined not to pursue the possibility of adding Mr. Strong to the Board for the same reasons as previously stated. With respect to Mr. Leatherman, the Board considered Mr. Strong’s allegations regarding Mr. Leatherman’s identification as a CPA. The independent directors noted that Mr. Leatherman had passed the CPA exam and was registered as a CPA in Illinois in 1984 but did not obtain his license because he was then in a business role and did not intend to practice at an accounting firm. The independent directors also noted Mr. Leatherman’s extensive financial experience from his roles at a number of companies, including Landauer. The independent directors discussed their belief that it was not necessary that Mr. Leatherman have a current CPA license for him to serve in any of the capacities he has served the Company, and to bring his experience to bear for the benefit of stockholders, as he has done throughout his tenure on the Company’s Board. Furthermore, Mr. Leatherman clearly qualifies as an “audit committee financial expert,” as such term is defined for SEC disclosure purposes. The independent directors also noted that the Company’s outside independent auditors had been made aware of the issue. The independent directors concluded that Mr. Leatherman had obtained and maintained sufficient financial and accounting expertise for the positions he has held at Landauer, had no intention to mislead the Board or the Company’s stockholders and that whether Mr. Leatherman was a licensed CPA, as opposed to being merely trained as a CPA, was immaterial to Mr. Leatherman’s ability to serve effectively as an executive officer or director of the Company. As a result, the independent directors determined not to remove Mr. Leatherman as an officer or seek to remove Mr. Leatherman as a director.

In comment No. 1, the Staff also asks for the Company’s analysis as to whether the disclosure in past filings that Mr. Leatherman was a CPA when he is not an active CPA and had not obtained a license, was a misstatement under the securities laws. The Company does not believe the disclosure in prior filings that Mr. Leatherman was a CPA was a misstatement. The Company did not state or imply that Mr. Leatherman was licensed or was currently engaged in the practice of public accounting. Rather, the Company asserted that Mr. Leatherman “is a Certified Public Accountant.” This is an accurate statement. Mr. Leatherman passed the CPA exam and was registered as such in Illinois in 1984. Furthermore, to the extent that the Company’s statements in this regard could be regarded as inaccurate, any such inaccuracy was not material. This conclusion is supported by a number of cases considering similar situations. Thus, for example, in Brophy v. Jiangbo Pharma., Inc., 781 F.3d 1296 (11th Cir. 2015), the 11th Circuit affirmed the dismissal of a securities fraud case in which the plaintiff had alleged, among other things, that the company’s former

Mr. Daniel F. Duchovny

December 30, 2016

CFO had misrepresented her status as a CPA, holding that “[w]e agree with the district court that any discrepancy in Ms. Sung’s representation that she was a licensed CPA is immaterial.” Id. at 1302 n.10. In Horowitz v. Green Mountain Coffee Roasters, Inc., 2013 WL 1149670 *6 n.7 (D. Vt. Mar. 20, 2013), the court similarly held that a statement that the company’s CFO was a CPA even though her license had expired was “minor and ultimately inconsequential.” And most recently, in Verfuerth v. Orion Energy Systems, Inc., 2016 WL 4507317 (E.D. Wisc. Aug. 8, 2016), the plaintiff, the company’s former CEO, argued that it was fraudulent for the company to state that one of its board members was a CPA because the board member’s CPA license had lapsed a few years earlier. The court rejected this assertion, stating that “[a]bsent some kind of allegation about malfeasance or disciplinary actions taken against the accountant board member, it certainly is not reasonable to infer that a typical shareholder would have found the information material, and neither is it reasonable to infer that the stock price would have moved even a penny based on the information. (It is thus wholly unsurprising that the company did not disclose these things to shareholders.)” Id. at *8.

Election of Directors, page 13

2. Revise the description of Mr. Leatherman’s business experience to ensure you cover the past five years. Currently, there is no business activity described for the period December 2011 to September 2014. Also, clarify Mr. Modruson’s business activities since 2014.

Response:

Mr. Leatherman’s biographical information has been updated in the revised preliminary proxy statement filed today to read as follows:

Michael T. Leatherman, age 63, has been a director since 2008. Mr. Leatherman has served as Executive Chairman of the Board since October 2015. From December 2014 through September 2015, Mr. Leatherman served as President and Chief Executive Officer of the Company. From September 2014 through December 2014, Mr. Leatherman was the Company’s Interim President and Chief Executive Officer, and from September 2011 through December 2011, he was Interim Chief Financial Officer of the Company. Mr. Leatherman began his career in public accounting, working with various firms from 1974-1976. In 1977, Mr. Leatherman joined Wallace Business Forms, which later became Wallace Computer Services. In 1984, Mr. Leatherman received a Certified Public Accountant certificate in Illinois, but has not practiced as such. From 1984 to 1990, Mr. Leatherman was Chief Executive Officer of FSC Paper Corporation, a subsidiary of Smorgon Consolidated Industries. From 1990 to 2000, Mr. Leatherman held various senior leadership positions with Wallace Computer Services including Executive Vice President, Chief Information Officer and Chief Financial Officer from 1998 to 2000. From 2000 through December 2014 (other than during the period when he served as our Interim Chief Financial Officer), Mr. Leatherman was an independent consultant, primarily to the Information Technology industry.

Mr. Daniel F. Duchovny

December 30, 2016

Qualifications: Mr. Leatherman’s extensive experience as a senior executive with a wealth of information technology knowledge provides expertise in information systems strategy and project implementation, as well as expertise in general operational and strategic leadership. In addition, he brings financial acumen to Board discussions by virtue of his background as a Chief Financial Officer.

Current Directorships: None.

Former Directorships: From 2006 to 2009, Director of Nashua Corporation, which was acquired by Cenveo, Inc., a NYSE listed company; and Director of a non-profit organization providing continuous care retirement services.

Mr. Modruson’s biographical information has been updated in the revised preliminary proxy statement filed today to read as follows:

Frank B. Modruson, age 57, served as the Chief Information Officer (“CIO”) of Accenture from 2003 to 2014, a worldwide leader in management consulting, information technology and systems integration, and business process outsourcing services. Since his retirement from Accenture in 2014, Mr. Modruson has served as an independent consultant advising leaders of some of the world’s largest companies on their IT strategy and transformation. During his 27 years with Accenture, he was also a technology leadership partner and client partner. As CIO, he was responsible for all the global and local technology and Accenture’s information technology strategy, applications and infrastructure, and the organizations to deliver these technologies in support of a global business of 281,000 employees. As CIO, he chaired Accenture’s Information Technology Steering Committee and was a member of the Accenture Operating Committee and Global Leadership Council.

Qualifications: Mr. Modruson currently advises leaders of some of the world’s largest companies on their IT strategy and transformation. He currently serves on two technology-related board sub-committees (Zebra and Forsythe) and previously served on another (Taleris). As CIO, Mr. Modruson worked with both Accenture’s leadership team, as well as client CEOs, CIOs and other business leaders, to provide input on enterprise technology strategies for both Accenture and its clients. A focus at Accenture was transforming Accenture’s IT using new technologies, at enterprise scale, including single instance Global ERP, self-service IT, migration to the cloud, SaaS, and innovative collaboration technologies to change the way Accenture professionals work. As CIO, and earlier as a client partner, Mr. Modruson successfully led the delivery of large scale IT applications (custom and package) and infrastructure projects, often in support of business and IT transformations. Mr. Modruson led IT due diligence and IT implementation of M&A activity as CIO. Mr. Modruson also drove the creation of Accenture’s CISO position and supported the mobilization of the CISO team.

He has been recognized for his achievements as a CIO, including his election to CIO Magazine’s CIO Hall of Fame. Mr. Modruson has BS and MS degrees in Computer Science.

Current Directorships: Zebra Technologies Corporation (NASDAQ: ZBRA), where he currently serves as Chairman of the IT Committee as well as a member of the Audit Committee; First Midwest Bancorp, Inc. (NASDAQ: FMBI); Forsythe Technologies (privately held ESOP), where he currently co-chairs the Technology Committee. Mr. Modruson also serves as a board member of the Lyric Opera of Chicago, the Patrick G. and Shirley W. Ryan Opera Center, and The Glen Ellyn Volunteer Fire Company.

Former Directorships: Taleris, a technology-related joint venture between Accenture and GE Aviation focused on developing predictive analytics to serve the airline industry (now solely part of GE Aviation). Member of the Technology Committee.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (312) 853-7097 with any questions or comments regarding this letter.

Very truly yours,

/s/ John P. Kelsh

John P. Kelsh

cc:	Michael P. Kaminski
Daniel J. Fujii
Landauer, Inc.